12012734

[redacted] TES
GE COMMISSION
.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response. 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 67837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EASTGATE SECURITIES, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO RECTOR STREET, SUITE 2101
(No. and Street)

NEW YORK (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN F. O'DEA 212-385-7591
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO., CPA
(Name -- *if individual, state last, first, middle name*)

3150 140TH STREET, ROOM 6C (Address) FLUSHING (City) NY (State) 11354 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 141006-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John F. O'Dea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eastgate Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Principal
Title

ANN F. LAMBERSON
Notary Public, State of New York
No. 01LA6108322
Qualified in Queens County
Term Expires April 12, 2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EASTGATE SECURITIES, LLC

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Room 6c
Flushing, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

To Members of
EastGate Securities, LLC

We have audited the accompanying statement of financial condition of EastGate Securities, LLC(the Company) as of December 31, 2011, and the related statements of income, changes in members' capital, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EastGate Securities, LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I required by rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied

In the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with audit standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Yin Shen Co. CPA
Flushing, New York
February 18, 2012

EASTGATE SECURITIES, LLC

Statement of Financial Condition

December 31, 2011

ASSETS

Cash	$	8,287
Accounts receivable		6,000
Prepaid expenses		714
Total assets	$	15,001

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accrued expenses	$	650
Total liabilities		650
Members' Equity		
Members' Capital		37,189
Current earnings		(22,838)
Total members' equity		14,351
Total liabilities and members' equity	$	15,001

The accompanying notes are an integral part of these financial statements

EASTGATE SECURITIES, LLC

Statement of Income

for the Year Ended December 31, 2011

REVENUES:		
Consulting income	$	9,750
Total Revenue		9,750
EXPENSES:		
Professional and consulting fees		17,150
Regulatory fees and expenses		4,474
Occupancy		7,500
Other expenses		3,464
Total Expenses		32,588
NET INCOME (LOSS)	$	(22,838)

The accompanying notes are an integral part of these financial statements

EASTGATE SECURITIES, LLC

Statement of Cash Flows

for the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ (22,838)
Adjustments to reconcile net income to net cash used in operating activities:		
Accounts receivable	(6,000)	
Prepaid expenses	(714)	
Accrued expenses	(3,601)	
Total adjustments		(10,315)
Net cash used in operating activities		(33,153)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contribution		29,244
Net cash provided by financing activities		29,244
INCREASE(DECREASE) IN CASH		(3,909)
CASH AT BEGINNING OF THE YEAR		12,196
CASH AT END OF THE YEAR		$ 8,287

The accompanying notes are an integral part of these financial statements

EASTGATE SECURITIES, LLC

Statement of Changes in Members' Capital

for the Year Ended December 31, 2011

		Members' Capital
Balance, January 1, 2011	$	9,307
Net Income(Loss)		(22,838)
Members' Capital Contributions		29,244
Prior period adjustment		(1,362)
Balance, December 31, 2011	$	14,351

The accompanying notes are an integral part of these financial statements

EastGate Securities, LLC
Notes to Financial Statements

For the Year Ended December 31, 2011

1. Organization and nature of business

EastGate Securities, LLC (the Company), a limited liability Company, is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. (FINRA) The Company is a Delaware Corporation. The Company is exempt from SEC customer protection under Paragraph (k)(2)(i) of SEC Rule 15c3-3.

2. Significant Accounting Policies

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking services, through its participation in private placement offerings, and merger and acquisition, financial advisory and general corporate consulting services, and venture capital businesses. The financial statements reflect its services and activities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

3. Commitments and Contingencies

Premises

The Company's office lease expired on April 30, 2011. There is no new lease signed into. Rent was paid month by month. The monthly cost for the rent is $750.00 per month. The rent includes utilities. The Company is entitled to use the fully furnished office space and any telecommunication lines.

4. Related Party Transactions

In September 2011 the sole owner sold a 24% interest in EastGate Securities, LLC to Stocktrade Network, Inc. As capital contribution, Stocktrade Network, Inc assumed and paid certain expenses for November and December 2011.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and its minimum dollar amount of net capital requirement is $5,000. At December 31, 2011, the Company was in compliance with these regulations. The company's aggregate indebtedness to net capital ratio was 0.85 to 1 and the Company had net capital of $7,637 which exceeded the minimum required dollar amount by $2,637.

6. Income taxes

The Company is a limited liability company and elected to be a "pass-through" entity by classified as a partnership for the tax purpose. The Company does not pay income taxes. However, the Company is liable to file informational tax returns.

7. Subsequent events

In preparing these financial statements, management has considered subsequent events through February 18, 2012.

EASTGATE SECURITIES, LLC

Supplement Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2011

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

Schedule I

EASTGATE SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

NET CAPITAL		
Total partners' equity	$	14,351
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		14,351
Deductions:		
Nonallowable assets		
Accounts Receivable		(6,000)
Prepaid expenses		(714)
		7,637
Net capital before haircuts on securities positions		
Haircuts on securities		
Other securities		-
NET CAPITAL		7,637
AGGREGATE INDEBTEDNESS		
Other payable and accrued expenses		650
Total aggregate indebtedness		650
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		43
Minimum dollar required:	$	5,000
Excess net capital	$	2,637
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar amount	$	1,637
Ratio: Aggregate indebtedness to net capital		0.85 to 1

Schedule I (cont.)

EASTGATE SECURITIES, LLC

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2011)

There is no material difference between the net capital computation as reported on EastGate Securities LLC FOCUS report-Part IIA as of December 31, 2011.

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$	7,637
Adjustments:	-		-
Net capital per above		$	7,637

EastGate Securities, LLC
Other Information
December 31, 2011

1. Computation for determination of reserve requirements under rule 15c3-3 of the Securities and Exchange commission.

The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC rule 15c3-3.

2. Information relating to possession or control requirements under Rule 15c3-3 of Securities and Exchange Commission.

The Company operates under exemptive provisions of paragraph k)(2)(i) of SEC rule 15c3-3 and does not maintain possession or control of any customer funds or securities as at December 31, 2011.

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

To Members of
EastGate Securities, LLC

In planning and performing our audit of the financial statements of EastGate Securities, LLC (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen Co. CPA
New York, New York
February 18, 2012

EastGate Securities, LLC.

Member FINRA and SIPC

February 19, 2012

Via Priority US Mail

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: EastGate Securities, LLC.
(SEC # 8-67837) (FINRA #146671)
2011 Audited Financial Statements

Dear Sir or Madam:

On behalf of EastGate Securities, LLC., enclosed please find two (2) original Audited Financial Statement, with attached SEC form X-17A-5, Part III, Oath or Affirmation, for EastGate Securities, LLC. for the year ending 2011. These statements are provided in accordance with Rule 17a-5(d)(1)(i) pursuant to Section 15 of the Securities and Exchange Act of 1934.

Should you have any questions, please contact me directly at (917)-751-2100.

Sincerely,

John F. O'Dea
Principal